# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextDecade Corp., CIK 0001612720
CUSIP: 65342K105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3900, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 01/16/2025
Amends the filing with accession number 0001140361-17-030088
Filed by CIK 0001401388
Persons authorized to receive notices and communications: David Gallo, Valinor Management L.P., 405 Lexington Avenue, 34th Floor, New York, New York (NY), 10174, (212) 918-5230; Kaitlin Descovich, Weil, Gotshal & Manges LLP, 2001 M Street NW, Washington, District Of Columbia (DC), 20036, (202) 682-7000

## Reporting persons
- VALINOR CAPITAL PARTNERS, L.P. (CIK 0001401387): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,321,219; sole dispositive power 0; shared dispositive power 2,321,219; aggregate amount beneficially owned 2,321,219 (0.89% of the class)
- VALINOR CAPITAL PARTNERS OFFSHORE MASTER FUND, L.P. (CIK 0001452938): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,971,298; sole dispositive power 0; shared dispositive power 10,971,298; aggregate amount beneficially owned 10,971,298 (4.22% of the class)
- Valinor Associates, LLC (CIK 0001713363): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,292,517; sole dispositive power 0; shared dispositive power 13,292,517; aggregate amount beneficially owned 13,292,517 (5.11% of the class)
- VALINOR MANAGEMENT, L.P. (CIK 0001401388): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,292,517; sole dispositive power 0; shared dispositive power 13,292,517; aggregate amount beneficially owned 13,292,517 (5.11% of the class)
- Gallo David (CIK 0001601013): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,540,680; shared voting power 13,292,517; sole dispositive power 1,540,680; shared dispositive power 13,292,517; aggregate amount beneficially owned 14,833,197 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: NextDecade Corp.
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3900, Houston, Texas (TX), 77002
Comment: This Amendment No. 12 ("Amendment No. 12") amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on August 3, 2017 (as amended, the "Statement"), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share ("Shares"), of NextDecade Corporation (the "Issuer"). Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows:

Since January 3, 2024 and through and including January 17, 2025, Valinor Capital Partners, L.P., a Delaware limited partnership ("Capital Partners") and Valinor Capital Partners Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership ("Capital Partners Offshore Master") sold, in the aggregate, 1,694,605 Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and supplemented as follows:

The responses set forth in rows 7 through 13 on the cover pages to this Amendment No. 12 are incorporated by reference into this Item 5. Such responses are provided as of January 17, 2025.

(A) Capital Partners directly holds 2,321,219 Shares, which represents approximately 0.89% of the Issuer's outstanding Shares (based on 260,291,186 Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 7, 2024, the "Outstanding Shares"); and
Number of shares as to which each person has sole or shared power to vote or dispose:
(B) Capital Partners Offshore Master directly holds 10,971,298 Shares, which represents approximately 4.22% of the Outstanding Shares.

David Gallo may be deemed to beneficially own 14,833,197 Shares, representing 5.70% of the Outstanding Shares. Mr. Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including Capital Partners Offshore Master and Capital Partners, and is the managing member of Associates, which in turn is the general partner of Capital Partners Offshore Master and Capital Partners. Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Shares within the last 60 days except as set forth in Annex A included in Exhibit 99.1 of this Amendment No. 12, which is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Amendment No. 12.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Annex A

## Signatures
- VALINOR CAPITAL PARTNERS, L.P.: /s/ David Gallo, David Gallo, Managing Partner (01/21/2025)
- VALINOR CAPITAL PARTNERS OFFSHORE MASTER FUND, L.P.: /s/ David Gallo, David Gallo, Managing Partner (01/21/2025)
- Valinor Associates, LLC: /s/ David Gallo, David Gallo, Managing Partner (01/21/2025)
- VALINOR MANAGEMENT, L.P.: /s/ David Gallo, David Gallo, Managing Partner (01/21/2025)
- Gallo David: /s/ David Gallo, Gallo David (01/21/2025)